SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-51852

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NorthEast Community Bancorp, Inc.
325 Hamilton Avenue
White Plains, New York 10601

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2011

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

NORTHEAST COMMUNITY BANK EMPLOYEE SAVINGS & PROFIT SHARING PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2011

NORTHEAST COMMUNITY BANK EMPLOYEE SAVINGS & PROFIT SHARING PLAN

Contents

Year Ended December 31, 2011 — *Pages*

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www.hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax 212.490.1412

Report of Independent Registered Public Accounting Firm

Plan Administrator
NorthEast Community Bank
Employee Savings & Profit Sharing Plan
White Plains, New York

We have audited the accompanying statements of net assets available for benefits of the NorthEast Community Bank Employee Savings & Profit Sharing Plan (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein Reminick LLP

Melville, New York
July 11, 2012

NORTHEAST COMMUNITY BANK EMPLOYEE SAVINGS & PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31,	**2011**	2010
Assets		
Investments, at fair value	**$ 3,802,560**	$ 4,092,620
Notes Receivable from Participants	**99,784**	124,556
Adjustment from Fair Value to Contract Value for Benefit-Responsive Investment Contract (Note 9)	**(9,716)**	(5,775)
Total Net Assets Available for Benefits	**$ 3,892,628**	$ 4,211,401

See notes to financial statements.

NORTHEAST COMMUNITY BANK EMPLOYEE SAVINGS & PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions:	
Investment activity:	
Net depreciation in fair value of investments	$ (151,154)
Realized gain on investments	15,102
Interest and dividends	75,788
	(60,264)
Contributions:	
Participants' contributions	240,019
Total	179,755
Deductions:	
Benefits paid to participants	497,613
Administrative expenses	915
Total	498,528
Net Decrease	(318,773)
Net Assets Available for Benefits, beginning of year	4,211,401
Net Assets Available for Benefits, end of year	$ 3,892,628

See notes to financial statements.

1. Description of the Plan

The following description of the NorthEast Community Bank Savings & Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is sponsored by NorthEast Community Bank (the "Company") and was adopted in October 2003. The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code ("IRC") covering all employees of the Company who are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

Contributions - Each year, participants may contribute up to 100% of their annual compensation, as defined in the Plan or the applicable dollar amount up to the annual IRC dollar limit ($16,500 in 2011). Pursuant to Economic Growth and Tax Relief Reconciliation Act, all participants who attained the age of 50 before the close of the Plan year are eligible to make additional "catch-up" contributions. Participants may also transfer to their accounts amounts representing distributions from other qualified defined benefit or contribution plans.

Participant accounts - Each participant's account is credited with the participant's contribution. Investment income by fund is allocated to individual accounts based on the proportion each account bears to the total of all account balances with the fund which earned the income. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Management of the funds - All of the investment assets of the Plan are held in a trust for the exclusive benefit of participants and their beneficiaries under the Plan. Contributions are invested in investment funds, as directed by the Plan participants. Participants may change their investment elections at any time.

Vesting - Participants are immediately vested in their contributions and rollover accounts plus actual earnings thereon. Prior to 2006, the Company offered a discretionary profit sharing contribution. Upon the elimination of the employer profit sharing contribution, participants were considered to be 100% vested in their share of employer contributions.

Notes receivable from participants - Participants may borrow from their fund accounts the lesser of $50,000 or 50% of the vested portion of their account balance. Loan terms range from one to five years for regular loans and the Plan administrator can extend loan terms beyond five years to a maximum of ten years for loans used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates that are commensurate with prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are entitled to receive a distribution of their interest in the Plan upon termination of employment, retirement, in the event they became disabled or in the event of financial hardship as defined by the Plan. The beneficiary or beneficiaries of a participant's interest are entitled to receive a distribution of such interest in the Plan upon the death of the respective participant.

Forfeitures - Forfeitures of terminated participants' nonvested accounts, as defined by the Plan, are retained by the trustee and are used to pay any administrative expenses and any remaining amounts are used to reduce Company contributions. For each of the years ended December 31, 2011 and 2010, there were no forfeitures or earnings thereon available to pay administrative expenses and to reduce Company contributions.

2. Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition - The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Notes receivable from participants are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - Principally all Plan expenses are paid by the Company, except with respect to investment charges and loan fees, which are allocated directly to participants.

Managed income portfolio - As described in the authoritative guidance, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statement of net assets available for benefits presents the fair value of the investment contracts, as well as, the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis, see Note 9.

Subsequent events - The Plan has evaluated subsequent events through July 11, 2012, the date the financial statements were available to be issued, for inclusion or disclosure in the financial statements.

3. Investments

The following presents investments, at fair value, at December 31, 2011 and 2010 that represent 5% or more of the Plan's net assets:

December 31,	**2011**	2010
Fidelity Capital Appreciation	$ **520,685**	$ 508,083
NE Community Bank Stock	**465,364**	444,330
Fidelity Managed Income Portfolio	**393,925**	710,207
Fidelity Dividend Growth	**326,835**	*
Fidelity U.S. Bond Index	**293,404**	266,670
Spartan 500 Index	**290,205**	267,344
T. Rowe Price Equity Income Advisors	**262,695**	*
Fidelity Real Estate Investors Fund	**239,832**	218,974
Fidelity International Discovery	**208,010**	246,178
Fidelity Equity Income II	*	261,340
Fidelity Value Discovery	*	214,734

* Did not meet 5% criteria at the respective financial statement date.

4. Fair Value Measurements

The authoritative provisions of *"Fair Value Measurements"* establishes a framework for measuring fair value for the Plan's financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following table presents information about the Plan's assets that are measured at fair value on a recurring basis as of December 31, 2011 and 2010, and indicates the fair value hierarchy of the valuation techniques the Plan utilized to determine such fair value:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from and corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full-term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010:

Mutual funds - Valued at the net asset value ("NAV") of shares held by the Plan at year end, which are based on the fair market value of the underlying securities or investments in the funds.

Managed income portfolio - Valued at the contracts' proportionate share of the fair value of the underlying separate accounts, which are invested in various bond funds comprised of varying yields, investment grades and maturity dates, all of which are valued at the fair market value of the underlying securities or investments in the funds.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by the level, within the fair value hierarchy, the Plan's assets at fair value:

December 31, 2011	Total	Level 1	Level 2	Level 3
Assets:				
Mutual funds:				
Large U.S. equity	$ 1,990,760	$ 1,990,760	$ -	$ -
Small/Mid U.S. equity	886,267	886,267	-	-
Balanced/Asset allocation	28,880	28,880	-	-
Fixed income	294,090	294,090	-	-
International equity	208,638	208,638	-	-
Total mutual funds	3,408,635	3,408,635	-	-
Managed income portfolio	393,925	-	393,925	-
Total	$ 3,802,560	$ 3,408,635	$ 393,925	$ -

December 31, 2010	Total	Level 1	Level 2	Level 3
Assets:				
Mutual funds:				
Large U.S. equity	$ 2,019,697	$ 2,019,697	$ -	$ -
Small/Mid U.S. equity	831,369	831,369	-	-
Fixed income	266,670	266,670	-	-
International equity	246,178	246,178	-	-
Balanced/Asset allocation	18,499	18,499	-	-
Total mutual funds	3,382,413	3,382,413	-	-
Managed income portfolio	710,207	-	710,207	-
Total	$ 4,092,620	$ 3,382,413	$ 710,207	$ -

5. Related Party Transactions

Investments are in mutual funds or managed income portfolio funds, certain of which are managed by Fidelity, or in the Plan sponsor's common stock. Fidelity is the trustee as defined by the Plan and the Company is the Plan sponsor. Therefore, such transactions qualified as party-in-interest. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7. Tax Status

The Plan sponsor adopted a non-standardized prototype plan effective February 15, 2010, which received an Internal Revenue Service opinion letter dated March 31, 2008, in which the Internal Revenue Service stated that the restated prototype plan document was in compliance with the applicable sections of the IRC. The Plan has since been amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8. Risks and Uncertainties

The Plan invests in various investments. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

9. Investment Contract with Insurance Company

The Plan has an investment in a stable value asset fund that is a benefit-responsive investment contract with Fidelity Group Trust for Employee Benefit Plans ("Fidelity Group Trust"). Fidelity Group Trust maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Fidelity Group Trust, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2011 and 2010 was $393,925 and $710,207, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The guaranteed investment contract permits the insurance company to terminate the agreement prior to the scheduled maturity date, with the payment equal to the lesser of the guaranteed value or the fair value at that point in time.

Average Yields	**2011**	2010
Based on Actual Earnings	**1.92%**	2.68%
Based on Interest Rate Credited to Participants	**1.39%**	1.44%

10. Reconciliation of Financial Statements to Form 5500

The differences between the information reported in the financial statements and the information reported in Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

The following is a reconciliation of the decrease in net assets available for benefits:

December 31, 2011		
Net Decrease per Form 5500	$	(314,832)
Decrease in Contract Value versus Fair Value in Managed Income Portfolio, current year		(3,941)
Net Decrease, accrual basis of accounting	$	(318,773)

SUPPLEMENTARY INFORMATION

NORTHEAST COMMUNITY BANK EMPLOYEE SAVINGS & PROFIT SHARING PLAN

Schedule H, Part IV, Line 4i; (EIN): 13-0736530; (PN): 002

Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Party Involved	(c) Description of Investments	(d) Cost	(e) Current Value
	Registered Investment Companies:			
*	Fidelity Capital Appreciation	Mutual Fund		$ 520,685
*	NE Community Bank Stock	Equity Security		465,364
*	Fidelity Managed Income Portfolio	Stable Asset Fund		393,925
*	Fidelity Dividend Growth	Mutual Fund		326,835
*	Fidelity U.S. Bond Index	Mutual Fund		293,404
	Spartan 500 Index	Mutual Fund		290,205
	T. Rowe Price Equity Income Advisor	Mutual Fund		262,695
*	Fidelity Real Estate Investors Fund	Mutual Fund		239,832
*	Fidelity International Discovery	Mutual Fund		208,010
*	Fidelity Select Natural Resources	Mutual Fund		135,446
*	Fidelity Freedom 2035	Mutual Fund		103,494
*	Fidelity Freedom 2015	Mutual Fund		92,029
	RS Partners A	Mutual Fund		83,148
*	Fidelity Select Healthcare	Mutual Fund		60,098
*	Fidelity Select Technology	Mutual Fund		50,803
*	Fidelity Blue Chip Growth	Mutual Fund		50,035
*	Fidelity Freedom 2005	Mutual Fund		49,466
*	Fidelity Select Industrials	Mutual Fund		41,501
*	Fidelity Select Utilities	Mutual Fund		35,108
*	Fidelity Freedom 2050	Mutual Fund		21,429
*	Fidelity Freedom 2020	Mutual Fund		18,291
*	Fidelity Select Financial	Mutual Fund		16,722
*	Fidelity Freedom 2025	Mutual Fund		11,697
*	Fidelity Freedom 2040	Mutual Fund		11,250
*	Fidelity Freedom 2030	Mutual Fund		4,651
*	Fidelity Freedom 2045	Mutual Fund		4,100
	Oakmark Equity Income I	Mutual Fund		3,110
*	Fidelity Freedom 2010	Mutual Fund		1,845
*	Fidelity Mid-Cap Growth	Mutual Fund		1,760
*	Fidelity Freedom Income	Mutual Fund		1,260
*	Fidelity Select Consumer Discretionary	Mutual Fund		1,108
*	Fidelity Freedom 2000	Mutual Fund		983
	Pimco Total Return Admin	Mutual Fund		686
	Ariel Fund	Mutual Fund		629
	Invesco Developing Markets A	Mutual Fund		628
	Spartan Extended Market Index	Mutual Fund		328
				$ 3,802,560
	Participant loans, various maturity dates through October 2016, bearing interest at rates ranging from 3.25% to 10%.			$ 99,784

* Indicates party-in-interest transaction.

Note: Column (d) cost information is not required when reporting investments directed by participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 7·11·12

NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust

By: Donna L. Lockwood
Plan Administrator

Consent of Independent Registered Public Accounting Firm

HOLTZ
RUBENSTEIN
REMINICK

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www.hrrllp.com

New York City 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 333-135645 on Form S-8 pertaining to the NorthEast Community Bank Employee Savings & Profit Sharing Plan of our report dated July 11, 2012 with respect to the financial statements and supplemental schedule of the NorthEast Community Bank Employee Savings & Profit Sharing Plan included in this Annual Report on Form 11-K for the year ended December 31, 2011.

Holtz Rubenstein Reminick LLP

Melville, New York
July 11, 2012